UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)

                          TRANSTECHNOLOGY CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   893889105
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                                 (CUSIP Number)

                               Eric M. Ruttenberg
                       Tinicum Capital Partners II, L.P.
                Tinicum Capital Partners II Parallel Fund, L.P.
                         c/o Tinicum Lantern II L.L.C.
                                800 Third Avenue
                                   40th Floor
                               New York, NY 10022
                              212-446-9300 (phone)
   --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 17, 2006
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 893889105
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   1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only)

        Tinicum Capital Partners II, L.P.

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
            (b)  [X]

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   3.   SEC Use Only

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   4.   Source of Funds (See Instructions)

        WC (see Item 3)

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        Delaware

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                         7.   Sole Voting Power Shares                         0
Number of Shares
Beneficially Owned    ----------------------------------------------------------
by Each Reporting
Persons With             8.   Shared Voting Power        1,720,919 (see Item 5)*

                      ----------------------------------------------------------

                         9.   Sole Dispositive Power                           0

                      ----------------------------------------------------------

                         10.  Shared Dispositive Power   1,720,919 (see Item 5)*

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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,720,919 (See Item 5)*

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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

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   13.  Percent of Class Represented by Amount in Row (11)

        18.7% (see Item 5)

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   14.  Type of Reporting Person.

        PN

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   *    Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the
        "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 893889105
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   1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only)

        Tinicum Capital Partners II Parallel Fund, L.P.

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
            (b)  [X]

--------------------------------------------------------------------------------

   3.   SEC Use Only

--------------------------------------------------------------------------------

   4.   Source of Funds (See Instructions)

        WC (see Item 3)

--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        Delaware

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                         7.   Sole Voting Power Shares                         0
Number of Shares
Beneficially Owned    ----------------------------------------------------------
by Each Reporting
Persons With             8.   Shared Voting Power            9,048 (see Item 5)*

                      ----------------------------------------------------------

                         9.   Sole Dispositive Power                           0

                      ----------------------------------------------------------

                         10.  Shared Dispositive Power       9,048 (see Item 5)*

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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        9,048 (See Item 5)*

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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

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   13.  Percent of Class Represented by Amount in Row (11)

        Less than 1.0% (see Item 5)

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   14.  Type of Reporting Person.

        PN

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   *    Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the
        "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock") of TransTechnology Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 700 Liberty Avenue, Union, New Jersey, 07083.

Item 2.  Identity and Background

         (a)-(c); (f).This Statement is being jointly filed by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP the "Reporting Persons"). TCP is a private investment partnership with its principal business address and principal office at c/o Tinicum Lantern II, L.L.C., 800 Third Avenue, 40th Floor, New York, New York 10022. TCPP is a private investment partnership with its principal business address and principal office at c/o Tinicum Lantern II, L.L.C., 800 Third Avenue, 40th Floor, New York, New York 10022. For information required by General Instruction C to Schedule 13D, reference is made to Exhibit A attached hereto which is incorporated herein by reference to this Item 2.

         (d)-(e). Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Contribution

         Pursuant to a Stock Purchase Agreement (the "SPA," a copy of which is attached hereto as Exhibit B and incorporated herein by reference), dated as of February 15, 2006, by and among TCP, TCPP and the Company, the Reporting Persons agreed to purchase, from the Company through a privately negotiated transaction (the "Transaction"), an aggregate of 1,666,667 newly issued shares of Common Stock for a purchase price of $7.50 in cash per share. The Transaction closed on February 17, 2006, at which time TCP purchased 1,658,044 shares of Common Stock for an aggregate purchase price of $12,435,330, and TCPP purchased 8,623 shares of Common Stock for an aggregate purchase price of $64,672.50. Prior to the closing of the Transaction, TCP held 62,875 shares of Common Stock and TCPP held 425 shares of Common Stock. The Reporting Persons, together with the Other Investors (as defined below) entered into a Registration Rights Agreement, dated as of February 17, 2006, with the Company (the "RRA," a copy of which is attached hereto as Exhibit C and incorporated herein by reference), which provides for certain registration rights regarding the Common Stock purchased in the Transaction. For a description of the SPA, RRA and the Transaction, see Item 6 below, which descriptions are incorporated herein by reference.

         TCP and TCPP purchased the Common Stock with cash funded by a capital call to the limited partners of TCP and TCPP, respectively.

         This Item 3 is not applicable to the persons listed on Exhibit A hereto.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the shares of Common Stock for investment purposes. However, consistent with the Reporting Persons' interest in protecting their investment in the Company, the Reporting Persons intend to closely monitor the business and financial performance of the Company and their investment in the Company on a continuing basis. In addition, depending on various factors, including, without limitation, the Company's financial position and business strategy, the conduct of management and the Board of Directors of the Company (the "Board of Directors"), the amount of Common Stock held by other 5% shareholders and related risk of a Section 382 Limitation (as defined in the Internal Revenue Code) being applied to the Company's net operating loss carry forwards ("NOLs"), conditions in the securities market and general economic and industry conditions and alternative business and investment opportunities available to the Reporting Persons, the Reporting Persons may, from time to time in the open market or through private transactions, purchase additional shares of Common Stock.

         The Reporting Persons have the right, as described in Item 6 hereof, to nominate one director to the Board of Directors (such nominee the "Board Nominee"). The Reporting Persons have selected William Shockley to be the initial Board Nominee. Mr. Shockley is currently the President and Chief Executive Officer of Penn Engineering & Manufacturing Corporation, a company which is controlled by affiliates of the Reporting Persons.

         The Company and the Reporting Persons have agreed, as described in Item 6 hereof, to continue to explore and implement options to prevent the NOLs of the Company from becoming subject to a Section 382 Limitation, including, without limitation, the possible adoption at the Company's next annual meeting of shareholders of a charter amendment to impose restrictions upon the transfer of Common Stock in order to preserve the NOLs.

         The Reporting Persons have agreed, as described in Item 6 hereof, to vote all of their shares, until February 17, 2008, at their election either (a) pursuant to the recommendation of the Board of Directors or (b) proportionately with the vote of all other shareholders, provided, however, that notwithstanding the foregoing, the Reporting Persons may vote all of their shares in favor of the Board Nominee.

         The Reporting Persons have also agreed to certain "standstill" restrictions, which are described in Item 6 hereof, until the earlier of September 21, 2007 or such time as the Reporting Persons own less than 50% of the shares of Common Stock purchased pursuant to the SPA.

         The descriptions of the foregoing subparagraphs of Item 4 are qualified in their entirety by reference to Item 6 hereof, which, together with copies of the SPA and RRA attached as Exhibits B and C hereto, respectively, are incorporated by reference herein. The Reporting Person and, to the knowledge of the Reporting Persons, each person listed on Exhibit A hereto, has no present plan or proposal that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.


Item 5.  Interest in Securities of the Issuer

         TCP has direct beneficial ownership of 1,702,919 shares of Common Stock, which represents approximately 18.7% of the outstanding shares of Common Stock, based upon the representations of the Company and the shares issued under the Stock Purchase Agreements (as defined in Item 6).

         TCPP has direct beneficial ownership of 9,048 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock, based upon the representations of the Company and the shares issued under the Stock Purchase Agreements.

         Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership. If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 1,729,967 shares of Common Stock, which represents approximately 18.8% of the outstanding shares of Common Stock based upon the representations of the Company and the shares issued under the Stock Purchase Agreements.

         Other than as provided in this Item 5, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, owns or has any rights to acquire, directly or indirectly, any Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Contemporaneously with the entering into the SPA by the Reporting Persons, the Company entered into certain other Stock Purchase Agreements (collectively the "Stock Purchase Agreements") with certain other investors unaffiliated with the Reporting Persons (collectively the "Other Investors").

         In addition to customary representations, warranties and covenants, the SPA contains certain specific covenants relating to the Company and the Reporting Persons. The SPA also contains indemnification provisions for the benefit of the Reporting Persons. The SPA provides that the Reporting Persons will be granted access to the Company and additional information regarding the Company for so long as the Reporting Persons own 50% of the shares of Common Stock purchased under the SPA, provided that any material non-public information received by the Reporting Persons by means of such access remains subject to the terms of a confidentiality agreement between the Company and the Reporting Persons.

         The Reporting Persons have the right, under the SPA, for so long as the Reporting Persons continue to own 50% of the shares of Common Stock purchased under the SPA, to nominate one director to the Board of Directors (such nominee the "Board Nominee"). The Reporting Persons have selected William Shockley to be the initial Board Nominee. The Company has agreed to fully support the Board Nominee, including having the Board of Directors recommend that the shareholders of the Company vote in favor of the Board Nominee, and the Board Nominee will be included in any slate of directors put forth for election at any meeting of stockholders at which directors are elected.

         Pursuant to the SPA, until February 17, 2008 or until the Board of Directors waives the restrictions in Section 6.3 of the SPA, the Reporting Persons have agreed not to acquire an aggregate amount of additional Common Stock of the Company (or securities convertible into Common Stock) that would cause the Reporting Persons' aggregate ownership to exceed 30% of the then-outstanding shares of Common Stock.

         The Reporting Persons are also prohibited, until the earlier of (i) September 21, 2007, (ii) such date as the Reporting Persons own less than 50% of the shares of Common Stock acquired pursuant to the SPA, or (iii) the Board of Directors waives such limitations, from (a) engaging in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company, (b) forming, joining or participating in a "group" (as such term is defined under the Act) with unaffiliated third parties with respect to the Company or otherwise act in concert with any third person in respect of any of the Company's securities,
(c) assisting, facilitating or encouraging any other person to effect or seek, offer or propose to effect or participate in any tender exchange offer, merger, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (d) entering into any discussions or arrangements with any third party (other than the Reporting Persons representatives and financing sources) with respect to any of the foregoing. Notwithstanding the prohibitions listed above, the Reporting Persons are not prohibited from requesting that the Board of Directors waive any of the foregoing restrictions.

         Additionally, in order to protect the Company's NOLs from becoming subject to a Section 382 Limitation, the SPA provides that, upon receipt of a notice from the Company informing the Reporting Persons that additional acquisitions of equity of the Company may subject the Company's NOLs to such
Section 382 Limitation, the Reporting Persons shall refrain from acquiring additional Common Stock of the Company until the Reporting Persons receive approval to do so from the Company.

         The Company and the Reporting Persons have agreed, in the SPA, to continue to explore options to prevent the NOLs of the Company from becoming subject to a Section 382 Limitation. The Company has agreed to use good faith commercial efforts to implement such additional mechanisms as the Board of Directors deems in the best interest of the Company, including, without limitation, the possible adoption at the next annual meeting of shareholders of a charter amendment to impose restrictions upon the transfer of Common Stock in order to preserve the Company's NOLs.

         The RRA also requires the Company to prepare and file a registration statement on Form S-3 (the "Shelf Registration Statement") for the resale pursuant to Rule 415 of the Securities Act of 1933, as amended, of the shares of Common Stock sold pursuant to the Stock Purchase Agreements as soon as the Company becomes eligible to use Form S-3. The RRA further provides that any stockholder, or group of stockholders, holding 50% or more of the shares issued pursuant to the Stock Purchase Agreements, may at any time after September 30, 2006 and until (and so long as) the Company is eligible to file the Shelf Registration Statement, make two demands of the Company that the Company file a registration statement for the resale, pursuant to Rule 415 of the Securities Act, of shares of Common Stock sold pursuant to the Stock Purchase Agreements having a market value as of the date of such request of at least $6,250,000. The Company has agreed to use their reasonable best efforts to cause any such registration statement to be declared effective by the Commission and to keep such registration statement effective as set forth in the RRA.

         The RRA also contains customary "piggy-back" rights, indemnification provisions and procedures for selection of underwriters, marketing activities and filing of registration statements.

         The information set forth, or incorporated by reference, in Items 3, 4, and 5 is incorporated herein by reference to this Item 6. Copies of the SPA and RRA are attached hereto as Exhibits B and C respectively, and are incorporated herein by reference.

Item 7.  Material to Be Filed As Exhibits

Exhibit A:   General Partner and control persons of TCP and TCPP.

Exhibit B:   Stock Purchase Agreement, dated as of February 15, 2006, by and among TCP, TCPP and the Company.

Exhibit C:   Registration Rights Agreement, dated as of February 17, 2006, by and among TCP, TCPP, Wynnefield Partners Small Cap Value, L.P.,
             Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap
             Value Offshore Fund, Ltd., and Terrier Partners LP, and the
             Company.

Exhibit D:   Filing Agreement.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006

TINICUM CAPITAL PARTNERS II, L.P.

By:  TINICUM LANTERN, L.L.C.

Its: General Partner


By: /s/ Eric Ruttenberg
    --------------------------------
     Name:  Eric Ruttenberg
     Title: Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By:  TINICUM LANTERN, L.L.C.

Its: General Partner


By: /s/ Eric Ruttenberg
    --------------------------------
     Name:  Eric Ruttenberg
     Title: Co-Managing Member